UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DJSP Enterprises, Inc.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G798P104
(CUSIP Number)
May 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)
☒     Rule 13d-1(c)
☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,460,100 (1)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,460,100 (1)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,460,100 (1)
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	12.9% (2)
12)	Type of Reporting Person	PN

(1) Consists of 810,100 Ordinary Shares and 650,000 Ordinary Shares underlying warrants.
(2) This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants (other than those held by the Reporting Persons) have been exercised for Ordinary Shares and is calculated based on 11,313, 866 Ordinary Shares, which is the sum of the Company’s outstanding Ordinary Shares of 10,663,866 and 650,000 Ordinary Shares underlying warrants held by the Reporting Persons.

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,460,100 (1)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,460,100 (1)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,460,100 (1)
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	12.9% (2)
12)	Type of Reporting Person	OO - Other

1) Consists of 810,100 Ordinary Shares and 650,000 Ordinary Shares underlying warrants.
(2) This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants (other than those held by the Reporting Persons) have been exercised for Ordinary Shares and is calculated based on 11,313, 866 Ordinary Shares, which is the sum of the Company’s outstanding Ordinary Shares of 10,663,866 and 650,000 Ordinary Shares underlying warrants held by the Reporting Persons.

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,460,100 (1)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,460,100 (1)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,460,100 (1)
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	12.9% (2)
12)	Type of Reporting Person	IN, HC

1) Consists of 810,100 Ordinary Shares and 650,000 Ordinary Shares underlying warrants.
(2) This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants (other than those held by the Reporting Persons) have been exercised for Ordinary Shares and is calculated based on 11,313, 866 Ordinary Shares, which is the sum of the Company’s outstanding Ordinary Shares of 10,663,866 and 650,000 Ordinary Shares underlying warrants held by the Reporting Persons.

Schedule 13G

Item 1.

(a)   Name of Issuer:  DJSP Enterprises, Inc.

(b)   Address of Issuer's Principal Executive Offices:

  900 S. Pine Island Road
  Suite 400
  Plantation, Florida 33324

Item 2.

(a)	Name of Person Filing:

Seth W. Hamot is the president and managing member of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.  Seth W. Hamot, Roark, Rearden & Hamot, LLC and Costa Brava Partnership III L.P. are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.  All of the securities reported herein as owned by the Reporting Persons are held by Costa Brava Partnership III L.P.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 420 Boylston Street, Boston, MA 02116.

(c)	Citizenship:

Seth W. Hamot is a United States citizen.  Costa Brava Partnership III L.P. is a Delaware limited partnership.  Roark, Rearden & Hamot, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

   Ordinary Shares

(e)	CUSIP Number:

           G798P104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not Applicable.

Item 4.Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:          June 14, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner
By:	/s/Seth W. Hamot
Seth W. Hamot President
SETH W. HAMOT
By:	/s/Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/Seth W. Hamot
Seth W. Hamot President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Description
A	Agreement Regarding the Joint Filing of Schedule 13G.

CUSIP No. G798P104

EXHIBIT A

AGREEMENT REGARDING
THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: June 14, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner
By:	/s/Seth W. Hamot
Seth W. Hamot President
SETH W. HAMOT
By:	/s/Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/Seth W. Hamot
Seth W. Hamot President